Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

Forward-Looking Statements

Any statements in this communication about future expectations, plans and prospects for the Company, including statements about the expected timetable for consummation of the proposed transaction, and any other statements about the Company, or about the Company’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of certain consents required in connection with the transaction which may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all or be unable to successfully integrate the Company’s operations into those of Amtech; the possibility that the integration of the Company into Amtech may be more difficult, time consuming or costly than expected; resulting increases in operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers); the ability of Amtech to retain certain key employees of the Company; and the other factors described in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company assumes no obligation to update the information in this communication except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward looking statements that speak only as of the date hereof.

The following is the form of a letter that was sent to BTU’s employees in connection with the proposed merger with Amtech Systems, Inc.:

BTU International, Inc. Employee Letter

Dear Colleagues,

I am excited to inform you that this morning we announced an agreement to merge with Amtech Systems, Inc. a leading global supplier of solar and semiconductor production and automation systems and related supplies for the manufacture of solar cells, semiconductors, and silicon wafers.

For those of you not familiar with Amtech, they are a proven market leader and share a similar culture that focuses on innovation, quality and a commitment to service. Headquartered in Tempe, Arizona, and with presence in North America, Europe and Asia, Amtech has grown significantly over the years through its leading edge platform driven by technology acquisitions and continuous innovation.

The business combination brings together two industry leaders with greater scale, operating efficiencies and end market diversification. In doing so, the combination reinforces Amtech’s solar growth opportunities. Our thermal processing technologies in the semiconductor, electronics and solar sectors in addition to our semi-reflow and semi-packaging businesses will create a stronger company with the ability to grow in new and existing markets across key geographic areas.

Our newly combined company will create great opportunities for you and provide our customers with the best products and services the industry has to offer. You should know that Amtech has a track record of successfully acquiring and integrating companies with complementary technologies. As we work towards concluding this merger over the next few months, I want you to know that we will work together to ensure a smooth transition.

We expect the transaction to close in the first quarter of 2015. However, for the time being, it is business as usual for everyone. I know you have questions about what this merger means for BTU. Since we are still months away from finishing this deal, we do not have all the answers for you just now. However, we will provide regular updates on the transaction and our vision for the combined company. In the meantime, it is important that we all stay focused and serve our customers to the best of our ability.

Today’s announcement is a reflection of your hard work and dedication, and I thank you for your continued commitment to making our company an industry leader. BTU has had a profound impact on the thermal processing industry for over 60 years and our employees have played an integral role in building BTU into the company that it is today. We can all take pride in our history, remain confident in our brand, and eagerly look forward to our combined future.

Sincerely,

Paul J. van der Wansem

Chairman and CEO

BTU International, Inc.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.